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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                  VitalWorks Inc. (f/k/a InfoCure Corporation)
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   45665A108
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                                 (CUSIP Number)


                                  June 6, 2001
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  45665A108                  13G               PAGE  1   OF  5   PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Frederick L. Fine
                           SSN:


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [ ]


3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S. Citizen


NUMBER OF                 5    SOLE VOTING POWER               4,188,041
SHARES
BENEFICIALLY              6    SHARED VOTING POWER                     0
OWNED BY
EACH                      7    SOLE DISPOSITIVE POWER          4,188,041
REPORTING
PERSON WITH               8    SHARED DISPOSITIVE POWER                0


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                           4,188,041


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                   [ ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           9.72%


12       TYPE OF REPORTING PERSON*

                           IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  45665A108                  13G               PAGE  2   OF  5   PAGES


ITEM 1(A).  NAME OF ISSUER:

         VitalWorks Inc. (f/k/a InfoCure Corporation)

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         239 Ethan Allen Highway
         Ridgefield, CT 06877

ITEM 2(A).  NAME OF PERSON FILING:

         Frederick L. Fine

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Rialto, LLC
         3247 Roswell Road
         Atlanta, GA  30305

ITEM 2(C).  CITIZENSHIP:

         U.S. Citizen

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share

ITEM 2(E).  CUSIP NUMBER:

         45665A108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Exchange Act.

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Exchange
                           Act.

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Exchange Act.

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act.

         (e)      [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);


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CUSIP NO.  45665A108                  13G               PAGE  3   OF  5   PAGES


         (g)      [ ]      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 4,188,041 shares of common stock
                  (1)

         (b)      Percent of class: 9.72% (2)

         (c)      Number of shares as to which such person has:

                  (i) Sole Power to Vote or to Direct the Vote: 4,188,041 shares (1)

                  (ii)     Shared Power to Vote or to Direct the Vote: 0

                  (iii)    Sole Power to Dispose or to Direct the Disposition:
                           4,188,041 shares (1)

                  (iv)     Shared Power to Dispose or to Direct the
                           Disposition: 0

(1) Includes 7,158 shares held by Mr. Fine for the benefit of his children and 2,386 shares held by a charitable trust over which Mr. Fine has sole voting and investment control. Also includes 2,887,944 shares issuable upon the exercise of presently exercisable options.

(2) Percentage ownership is calculated based upon 38,917,676 shares of VitalWorks common stock outstanding as of November 12, 2001, as reported in the Issuer's Form 10-Q dated November 14, 2001.


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CUSIP NO.  45665A108                  13G               PAGE  4   OF  5   PAGES


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1990 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit starting the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.


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CUSIP NO.  45665A108                  13G               PAGE  5   OF  5   PAGES


ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             February 8, 2002
                                                          ---------------------
                                                                   DATE

                                                          /s/ Frederick L. Fine
                                                          ---------------------
                                                                 SIGNATURE

                                                            Frederick L. Fine
                                                          ---------------------
                                                                NAME/TITLE